SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|     Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_|           No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.

Form 6-K: Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002

2.    Interim Financial Report

3.    Exhibit - Press release dated October 30, 2003

                           Forward-Looking Statements

      Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in business strategy or development plans and the ability to implement such strategies and plans;

      o changes in the laws and/or regulatory circumstances in the United States, Bermuda, Europe or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                              W.P. Stewart & Co., Ltd.
              Condensed Consolidated Statements of Financial Condition

                                                                                                     September 30,     December 31,
                                                                                                         2003              2002
                                                                                                     -------------    -------------
                                                                                                       (unaudited)
                                       Assets:
  Cash and cash equivalents                                                                          $  35,300,336    $  34,426,192
  Fees receivable                                                                                        2,309,966        2,634,631
  Receivable from broker-dealer                                                                            372,063          866,462
  Investments in unconsolidated affiliates (net of accumulated amortization of $226,523 and
    $164,744 at September 30, 2003 and December 31, 2002, respectively)                                  3,909,247        3,983,259
  Receivables from affiliates, net                                                                         964,424          684,810
  Investments, available for sale [primarily municipal securities] (cost $9,467,944 and $8,892,529
    at September 30, 2003 and December 31, 2002, respectively)                                           9,258,861        8,769,788
  Investment in aircraft (net of accumulated depreciation of $16,941,322 and $15,437,634
    at September 30, 2003 and December 31, 2002, respectively)                                           5,510,153        7,013,841
  Goodwill                                                                                               5,631,797        5,631,797
  Intangible assets (net of accumulated amortization of $12,299,975 and $8,590,080
    at September 30, 2003 and and December 31, 2002, respectively)                                      70,384,556       60,669,624
  Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $4,058,103 and $3,401,457 at September 30, 2003 and December 31, 2002,
    respectively)                                                                                        3,462,905        4,089,795
  Interest receivable on shareholders' notes                                                               211,660          297,006
  Income taxes receivable                                                                                2,376,708        3,214,280
  Other assets                                                                                           3,557,499        2,697,322
                                                                                                     -------------    -------------

                                                                                                     $ 143,250,175    $ 134,978,807
                                                                                                     =============    =============

                        Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                                                      $  17,078,054    $  17,511,376
  Employee compensation and benefits payable                                                             1,046,731        1,016,970
  Fees payable                                                                                           1,020,743        1,103,030
  Professional fees payable                                                                              3,474,570        2,606,981
  Accrued expenses and other liabilities                                                                 4,178,917        4,510,103
                                                                                                     -------------    -------------
                                                                                                        26,799,015       26,748,460
                                                                                                     -------------    -------------

Minority Interest                                                                                          228,432          165,132
                                                                                                     -------------    -------------

Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized, 46,011,524 and 46,179,822
        shares issued and outstanding at September 30, 2003 and December 31, 2002, respectively)            46,012           46,180
  Additional paid-in-capital                                                                            79,918,187       78,673,127
  Contingently returnable shares (162,800 and 975,766 shares at September 30, 2003 and
        December 31, 2002, respectively)                                                                (3,623,928)     (14,263,158)
  Accumulated other comprehensive income                                                                   145,229           34,576
  Retained earnings                                                                                     48,746,304       57,129,989
                                                                                                     -------------    -------------
                                                                                                       125,231,804      121,620,714

Less: notes receivable for common shares                                                                (9,009,076)     (13,555,499)
                                                                                                     -------------    -------------

                                                                                                       116,222,728      108,065,215
                                                                                                     -------------    -------------
                                                                                                     $ 143,250,175    $ 134,978,807
                                                                                                     =============    =============

    The accompanying notes are an integral part of these condensed financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statement of Operations

                                               For the Three Months Ended September 30,    For the Nine Months Ended September 30,
                                                     2003                   2002                  2003                2002
                                                  -----------           -----------           ------------        ------------
Revenue:
  Fees                                            $24,327,761           $25,616,124           $ 69,997,646        $ 82,979,085
  Commissions                                       4,613,917             8,096,957             17,525,818          22,501,051
  Interest and other                                  710,096               805,928              1,950,376           2,777,962
                                                  -----------           -----------           ------------        ------------

                                                   29,651,774            34,519,009             89,473,840         108,258,098
                                                  -----------           -----------           ------------        ------------

Expenses:
  Employee compensation and benefits                5,224,556             5,990,458             17,568,872          19,334,052
  Fees paid out                                     1,517,274             1,685,749              4,518,523           5,729,493
  Commissions, clearance and trading                1,064,392             1,676,277              3,744,450           4,638,936
  Research and administration                       3,513,126             3,925,803             10,782,706          10,809,754
  Marketing                                         1,070,342             1,603,747              3,411,582           3,955,713
  Depreciation and amortization                     2,007,883             2,055,380              5,932,015           5,984,908
  Other operating                                   1,811,782             1,823,251              6,872,276           6,369,804
                                                  -----------           -----------           ------------        ------------
                                                   16,209,355            18,760,665             52,830,424          56,822,660
                                                  -----------           -----------           ------------        ------------

Income before taxes                                13,442,419            15,758,344             36,643,416          51,435,438

Provision for taxes                                 1,487,104             1,768,428              3,795,830           5,336,137
                                                  -----------           -----------           ------------        ------------

Net income                                        $11,955,315           $13,989,916           $ 32,847,586        $ 46,099,301
                                                  ===========           ===========           ============        ============

Earnings per share:

Basic earnings per share                          $      0.27           $      0.32           $       0.74        $       1.05
                                                  ===========           ===========           ============        ============

Diluted earnings per share                        $      0.26           $      0.31           $       0.73        $       0.99
                                                  ===========           ===========           ============        ============

    The accompanying notes are an integral part of these condensed financial statements.

                            W.P. Stewart & Co., Ltd.
  Unaudited Condensed Consolidated Statement of Changes in Shareholders' Equity
              For the Nine Months Ended September 30, 2003 and 2002


                                                      Common Shares          Additional      Contingently
                                                  ----------------------      Paid-In        Returnable
                                                    Shares       Amount       Capital          Shares
                                                  ----------   ---------   -------------    ------------
Balance @ December 31, 2002                       46,179,822   $  46,180   $  78,673,127    $(14,263,158)

  Issuance of common shares, @ $0.001 par value
    Cash                                              39,822          40         828,258
    Notes receivable

  Contingently returnable shares, no longer
   subject to repurchase                                                       2,919,052      10,261,580

  Repurchase and cancellation of common
   shares, @ $0.001 par value                        (83,812)        (84)     (1,158,260)

  Cancellation of common shares, @ $0.001
   par value                                        (124,308)       (124)     (1,634,871)        377,650

  Non-cash compensation                                                          290,881

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                  ----------   ---------   -------------    ------------

Balance @ September 30, 2003                      46,011,524   $  46,012   $  79,918,187    $ (3,623,928)
                                                  ==========   =========   =============    ============

Balance at December 31, 2001                      47,831,864   $  47,832   $ 105,472,859    $(24,902,377)

  Issuance of common shares, @ $0.001 par value
    Acquisitions
    Cash                                              36,333          36         642,331
    Notes receivable                                  42,333          42         787,849

  Contingently returnable shares, no longer
   subject to repurchase                                                       8,587,499      10,639,219

  Repurchase and cancellation of common
   shares, @ $0.001 par value                     (1,595,233)     (1,595)    (35,180,627)

  Cancellation of common shares, @ $0.001
   par value                                         (64,189)        (64)       (855,097)

  Non-cash compensation                                                          312,827

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                  ----------   ---------   -------------    ------------

Balance at September 30, 2002                     46,251,108   $  46,251   $  79,767,641    $(14,263,158)
                                                  ==========   =========   =============    ============

                                                    Accumulated
                                                       Other
                                                   Comprehensive     Retained        Notes
                                                       Income        Earnings      Receivable        Total
                                                    -----------    -----------   ------------    -------------
Balance @ December 31, 2002                         $    34,576    $57,129,989   $(13,555,499)   $ 108,065,215

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                               828,298
    Notes receivable                                                                                        --

  Contingently returnable shares, no longer
   subject to repurchase                                                                            13,180,632

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                       (1,158,344)

  Cancellation of common shares, @ $0.001
   par value                                                                        1,257,345               --

  Non-cash compensation                                                                                290,881

  Net income                                                        32,847,586                      32,847,586

  Dividends                                                        (41,231,271)                    (41,231,271)

  Other comprehensive income                            110,653                                        110,653

  Proceeds from notes receivable
    for common shares                                                               3,289,078        3,289,078
                                                    -----------    -----------   ------------    -------------

Balance @ September 30, 2003                        $   145,229    $48,746,304   $ (9,009,076)   $ 116,222,728
                                                    ===========    ===========   ============    =============

Balance at December 31, 2001                        $  (471,369)   $57,007,661   $(23,114,617)   $ 114,039,989

  Issuance of common shares, @ $0.001 par value
    Acquisitions                                                                                            --
    Cash                                                                                               642,367
    Notes receivable                                                                 (787,891)              --

  Contingently returnable shares, no longer
   subject to repurchase                                                                            19,226,718

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                      (35,182,222)

  Cancellation of common shares, @ $0.001
   par value                                                                          855,161               --

  Non-cash compensation                                                                                312,827

  Net income                                                        46,099,301                      46,099,301

  Dividends                                                        (41,745,677)                    (41,745,677)

  Other comprehensive income                            293,270                                        293,270

  Proceeds from notes receivable
    for common shares                                                               5,639,932        5,639,932
                                                    -----------    -----------   ------------    -------------

Balance at September 30, 2002                       $  (178,099)   $61,361,285   $(17,407,415)   $ 109,326,505
                                                    ===========    ===========   ============    =============

    The accompanying notes are an integral part of these condensed financial statements.

                       W.P. Stewart & Co., Ltd.
       Unaudited Condensed Consolidated Statements of Cash Flows
        For the Nine Months Ended September 30, 2003 and 2002

                                                                    2003            2002
                                                                ------------    ------------
Cash flows from operating activities:
  Net income                                                    $ 32,847,586    $ 46,099,301
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities          (219,790)          8,522
      Amortization of bond premium                                   234,453          22,432
      Depreciation and amortization                                5,932,015       5,984,908
      Equity in income of unconsolidated affiliates                   12,233         (86,454)
      Non-cash compensation                                          290,881         312,827
      Minority interest                                               63,300          97,320
  Changes in operating assets and liabilities:
      Fees receivable                                                324,665      (1,765,236)
      Receivable from broker-dealer                                  494,399        (351,273)
      Receivables from affiliates, net                              (279,614)       (136,693)
      Income taxes receivable                                        837,572         976,178
      Other assets                                                  (860,177)       (276,275)
      Employee compensation and benefits payable                      29,761        (229,599)
      Fees payable                                                   (82,287)        563,970
      Income taxes payable                                                --      (1,078,713)
      Professional fees payable                                      867,589        (517,491)
      Accrued expenses and other liabilities                        (331,186)        660,082
                                                                ------------    ------------

               Net cash provided by operating activities          40,161,400      50,283,806
                                                                ------------    ------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities              3,919,308         991,478
  Purchase of available for sale securities                       (4,477,133)     (8,880,128)
  Cash dividends paid on shares subject to repurchase               (244,200)       (975,870)
  Purchase of furniture, equipment and leasehold improvements        (29,757)       (326,428)
                                                                ------------    ------------

               Net cash (used for) investing activities             (831,782)     (9,190,948)
                                                                ------------    ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                         (433,322)       (436,409)
  Proceeds from issuance of common shares                            828,298         642,367
  Repurchase of common shares                                     (1,158,344)    (35,182,222)
  Proceeds from notes receivable for common shares                 3,289,078       5,639,932
  Interest receivable on shareholders' notes                          85,346         (63,973)
  Dividends to shareholders                                      (41,231,271)    (41,754,203)
                                                                ------------    ------------

               Net cash (used for) financing activities          (38,620,215)    (71,154,508)

Effect of exchange rate changes in cash                              164,741         282,507
                                                                ------------    ------------

Net increase in cash and cash equivalents                            874,144     (29,779,143)

 Cash and cash equivalents, beginning of period                   34,426,192      62,302,344
                                                                ------------    ------------

 Cash and cash equivalents, end of period                       $ 35,300,336    $ 32,523,201
                                                                ============    ============

Supplemental disclosures of cash flows information
  Cash paid during the period for:

               Income taxes                                     $  3,027,874    $  5,649,811
                                                                ============    ============
               Interest                                         $    781,127    $    927,765
                                                                ============    ============

Supplemental Schedule of Non-Cash Investing and Financing Activities:

In 2003, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,333,644, $3,868,800 and $6,978,188, respectively. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares which were recorded with a value of $377,650 representing the initial issue price of the shares (see Note 2). In addition, as discussed in Note 2, in 2002, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,238,882, $5,659,200 and $9,328,636, respectively.

The Company issued common shares for notes receivable for the nine months ended September 30, 2002 in the amount of $787,891, and cancelled outstanding notes of $1,257,345 and $855,161 for the nine months ended September 30, 2003 and 2002, respectively.

    The accompanying notes are an integral part of these condensed financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements in the Annual Report on Form 20-F of the Company for the year ended December 31, 2002. The condensed consolidated financial information as of and for the year ended December 31, 2002 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. All material intercompany transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results in the interim periods presented. Interim period operating results for the nine months ended September 30, 2003 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

For the nine months ended September 30, 2003 and 2002, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage.

Business Acquisitions

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

The recorded purchase price for each acquisition is determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

On January 1, 2003, in accordance with the 1999 TPRS, NSMM and FLII acquisition agreements, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was relieved of $6,637,652 and additional paid-in-capital was credited with $3,278,840, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares. Accordingly, the shareholders' equity account contingently returnable shares, was relieved of $377,650, which represents the initial issue price of the shares.

On July 1, 2003, in accordance with the 2000 TPRS acquisition agreement, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was reduced by $3,623,928 and additional paid-in-capital was reduced by $359,788, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

The following table shows information for each acquisition as of and for the nine months ended September 30, 2003.

                                                                                    Cash
                                                                                  Dividends
                                                                                   Paid on
                      Aggregate          Shares Not          Contingently        Contingently      Purchase           Intangible
                      Number of          Subject to           Returnable          Returnable        Price            Amortization
 Acquisition            Shares           Repurchase             Shares              Shares        Allocation        for the Period
 ===========         ===========         ==========          ===========         ============     ==========        ==============
TPRS                   1,966,000           1,803,200             162,800         $   244,200      $39,220,848         $ 1,686,750
NSMM                     863,831             863,831                  --                  --       17,042,406             715,379
FLII                   1,200,000           1,200,000                  --                  --       23,703,088           1,152,209
                       ---------           ---------             -------         -----------      -----------         -----------
                       4,029,831           3,867,031             162,800         $   244,200      $79,966,342         $ 3,554,338
                       =========           =========             =======         ===========      ===========         ===========

The following table shows information for each acquisition as of and for the year ended December 31, 2002.

                                                                                    Cash
                                                                                  Dividends
                                                                                   Paid on
                      Aggregate          Shares Not          Contingently        Contingently      Purchase           Intangible
                      Number of          Subject to           Returnable          Returnable        Price            Amortization
 Acquisition            Shares           Repurchase             Shares              Shares        Allocation        for the Period
 ===========         ===========         ==========          ===========         ============     ==========        ==============
TPRS                   1,966,000           1,410,000             556,000         $   764,881      $31,998,460         $ 1,815,314
NSMM                     898,831             719,065             179,766             215,719       14,708,762             807,986
FLII                   1,200,000             960,000             240,000             288,000       19,834,288           1,294,479
                       ---------           ---------             -------         -----------      -----------         -----------
                       4,064,831           3,089,065             975,766         $ 1,268,600      $66,541,510         $ 3,917,779
                       =========           =========             =======         ===========      ===========         ===========

NOTE 3: EARNINGS PER SHARE

                                                    Three Months Ended                   Nine Months Ended
                                                        September 30,                      September 30,
                                               ------------------------------      ------------------------------
                                                 2003                2002                2003               2002
                                               ------------      ------------      ------------      ------------
Basic Earnings Per Share:
Net income                                     $ 11,955,315      $ 13,989,916      $ 32,847,586      $ 46,099,301
                                               ============      ============      ============      ============
Weighted average basic shares outstanding        44,482,893        43,457,488        44,202,387        43,716,022
                                               ------------      ------------      ------------      ------------
Net income per share                           $       0.27      $       0.32      $       0.74      $       1.05
                                               ============      ============      ============      ============

Diluted Earnings Per Share:
Net income                                     $ 11,955,315      $ 13,989,916      $ 32,847,586      $ 46,099,301
                                               ============      ============      ============      ============
Weighted average basic shares outstanding        44,482,893        43,457,488        44,202,387        43,716,022
Add: Unvested shares, contingently
     returnable shares and
     unvested options                               850,326         1,992,433           930,614         2,665,823
                                               ------------      ------------      ------------      ------------

Weighted average diluted shares outstanding      45,333,219        45,449,921        45,133,001        46,381,845
                                               ------------      ------------      ------------      ------------
Net income per share                           $       0.26      $       0.31      $       0.73      $       0.99
                                               ============      ============      ============      ============

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and unvested employee options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options issued to employees of the Company or its affiliates using the treasury stock method.

During the nine months ended September 30, 2003, the Company repurchased and cancelled an aggregate of 83,812 common shares for an aggregate purchase price of $1,158,344.

On September 30, 2003 and 2002, respectively, 46,011,524 and 46,251,108 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 1,363,370 and 2,269,955 of these shares were unvested and held by the Company's or affiliates' employees on September 30, 2003 and 2002, respectively.

NOTE 4: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                 Three Months Ended September 30,          Nine Months Ended September 30,
                               -----------------------------------       -----------------------------------
                                    2003                 2002                 2003                2002
                               --------------       --------------       --------------       --------------
Net income                     $   11,955,315       $   13,989,916       $   32,847,586       $   46,099,301
Other comprehensive
income, net of tax

Reclassification
adjustment for realized
gains on available for
sale securities included
in interest and other                                           --                                   133,284

Unrealized gains/(losses)
on available
for sale securities                   (52,255)             (91,199)             (54,088)            (122,521)

Foreign currency
translation adjustment                 34,320              125,143              164,741              282,507
                               --------------       --------------       --------------       --------------
Comprehensive income           $   11,937,380           14,023,860       $   32,958,239       $   46,392,571
                               ==============       ==============       ==============       ==============

NOTE 5: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of approximately $1,677,096 and $1,695,361 for the nine months ended September 30, 2003 and 2002, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $2,047,293 and $2,093,420 for the nine months ended September 30, 2003 and 2002, respectively.

In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft would continue to be available for use in the Company's business. At that time, Shamrock agreed to release WPSI from any and all obligations of approximately $37 million, to participate in the purchase of an additional aircraft, delivery of which was scheduled for 2002. In return, the Company had agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock had agreed not to sell from the time the agreement was made until the aircraft was sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27 million. In May 2002, in exchange for a payment of $100,000, Shamrock released the Company from this indemnity agreement.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which approximated $123,719 and $116,149 for the nine months ended September 30, 2003 and 2002, respectively. These amounts are based upon the actual space utilized in each of those periods.

W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $20,830 and $24,633 for the nine months ended September 30, 2003 and 2002, respectively. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $7,193 and $15,127 for the nine months ended September 30, 2003 and 2002, respectively.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $631,447 and $549,454 for the nine months ended September 30, 2003 and 2002, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the nine months ended September 30, 2003 and 2002 were $6,183 and $13,284, respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $839,045 and $328,177 for the nine months ended September 30, 2003 and 2002, respectively.

The Company pays Appleby, Spurling & Kempe and A.S. & K. Services Ltd., a partner of which in June 2002 became a director of the Company, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $44,261 for the nine months ended September 30, 2003.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $4,298,062 and $4,361,548 for the nine months ended September 30, 2003 and 2002, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is the Chief Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $135,000 for each of the nine-month periods ended September 30, 2003 and 2002, respectively.

Included in receivables from affiliates, net, at September 30, 2003 and 2002 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at September 30, 2003 and 2002 are amounts of $735,070 and $882,312, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the nine months ended September 30, 2003 and 2002 is rent expense in the amounts of $109,607 and $96,649, respectively, which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N.V., one of whom is an executive officer of the Company.

Included in other operating expenses for the nine months ended September 30, 2003 are contributions in the amount of $100,000 paid to the W.P. Stewart & Co. Foundation, Inc. (the "Foundation"), a private charitable foundation.

NOTE 6: LONG-TERM DEBT

On July 10, 2003, WPS Aviation entered into a 10-year amortizing loan agreement with General Electric Capital Corporation ("GECC") to continue to finance its obligations under the Challenger Purchase Agreement. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17,278,264 at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8,608,913 plus any outstanding interest. The contract rate of interest is equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). The first monthly periodic installment was due and paid on August 10, 2003 with installments due and payable on the same day of each succeeding month. The loan is collateralized by the Challenger aircraft.

The loan agreement requires the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan agreement).

Interest expense on long-term debt totaled $696,756 and $927,765 for the nine months ended September 30, 2003 and 2002, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At September 30, 2003, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe) Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and is reflected in other assets at September 30, 2003 and 2002.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At September 30, 2003, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 8: NOTES RECEIVABLE FOR COMMON SHARES

Pursuant to employee purchase agreements for common shares, in the event a purchaser is not in the employment of, or does not serve as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to the shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the nine months ended September 30, 2003, 89,308 unvested common shares of former employees were repurchased and their installment notes totaling $1,257,345 were abated.

Future minimum payments, expected to be received, on notes receivable for common shares as of September 30, 2003 are as follows:

            2003 (3 months)                     $    750,342
            2004                                   2,615,368
            2005                                   2,167,051
            2006                                   1,480,641
            2007                                     971,490
            Thereafter (through 2010)              1,024,184
                                                ------------
                                                $  9,009,076
                                                ============

Interest income on all such notes was $638,215 and $1,391,868 for the nine months ended September 30, 2003 and 2002, respectively.

NOTE 9: EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provides for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards vest and are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

On May 12, 2003, the Board of Directors approved an amendment to the Plan that
(i) increased the total number of common shares available for awards under the Plan from 2,500,000 to a total of 3,000,000, inclusive of awards previously granted, and (ii) increased the duration of the period during which vested options may be exercised from one year to two years with respect to any option grants made in the future.

During the three months ended September 30, 2003, pursuant to the terms of the Plan, 34,964 vested options granted in 2001 were exercised for an aggregate amount of $727,251 and 34,284 unexercised options granted in 2001 were forfeited by former employees of the Company.

During the three months ended June 30, 2003, pursuant to the terms of the Plan, 4,858 vested options granted in 2001 were exercised for an aggregate amount of $101,046 and 10,114 unexercised options granted in 2001 were forfeited by former employees of the Company.

During the three months ended March 31, 2003, pursuant to the terms of the Plan, 105,447 unexercised options granted in 2001 and 2,500 unexercised options granted in 2002, were forfeited by former employees of the Company.

NOTE 10: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair-value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense will be recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation to be recognized under SFAS No. 123 for the year ended December 31, 2003 and beyond is not currently determinable, because the number and value of share options to be granted to employees in the future is not yet known. There were no share options granted during the nine months ended September 30, 2003.

Share options granted for all periods prior to December 31, 2002 were accounted for, and will continue to be accounted for, under the intrinsic value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant.

Had compensation cost for the Company's options been determined based on fair value at the grant dates for all awards under the Plan consistent with the method of SFAS No. 123, the Company's net income and diluted net income per share for the periods ended September 30, 2003 and 2002, would have been the following pro forma amounts:

                                      Three Months Ended September 30,      Nine Months Ended September 30,
                                      --------------------------------      --------------------------------
                                          2003                2002               2003               2002
                                      -------------      -------------      -------------      -------------
Net income, as reported               $  11,955,315      $  13,989,916      $  32,847,586      $  46,099,301

Pro forma net income                  $  11,753,624      $  13,154,676      $  31,930,062      $  44,434,070

Earnings Per Share, as reported:

  Basic                               $        0.27      $        0.32      $        0.74      $        1.05

  Diluted                             $        0.26      $        0.31      $        0.73      $        0.99

Pro forma Earnings Per Share:

  Basic                               $        0.26      $        0.30      $        0.72      $        1.02

  Diluted                             $        0.26      $        0.29      $        0.71      $        0.96

NOTE 11: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company's non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the periods ended September 30, 2003 and 2002 is as follows:

                               Three Months Ended September 30,      Nine Months Ended September 30,
                               --------------------------------      -------------------------------
                                   2003                 2002             2003               2002
                               ------------        ------------      ------------       ------------
US:
Federal                        $    912,613        $  1,354,485      $  2,545,395       $  3,996,661
State and local                     568,846             410,067         1,239,099          1,327,966
                               ------------        ------------      ------------       ------------
                                  1,481,459           1,764,552         3,784,494          5,324,627
Other:                                5,645               3,876            11,336             11,510
                               ------------        ------------      ------------       ------------

                               $  1,487,104        $  1,768,428      $  3,795,830       $  5,336,137
                               ============        ============      ============       ============

NOTE 12: PENSION BENEFITS

Total employer contributions amounted to $1,188,176 and $959,125 for the nine months ended September 30, 2003 and 2002, respectively. Participants are immediately vested in their account balances.

NOTE 13: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                                            Fee Revenue
                                                            -----------
                                 Three months ended September 30,       Nine months ended September 30,
                                 --------------------------------      --------------------------------
                                      2003               2002               2003               2002
                                 -------------      -------------      -------------      -------------
U.S.                             $  18,300,542      $  19,322,118      $  52,668,264      $  62,402,942
Non-U.S                              6,027,219          6,294,006         17,329,382         20,576,143
                                 -------------      -------------      -------------      -------------
Total                            $  24,327,761      $  25,616,124      $  69,997,646      $  82,979,085
                                 =============      =============      =============      =============

NOTE 14: SUBSEQUENT EVENTS

On October 3, 2003, the Company declared a dividend of $0.30 per share to shareholders of record as of October 17, 2003, payable on October 31, 2003 in the aggregate amount of $13,804,964.

During the month of October 2003, 4,807 and 215 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $103,550.

                            INTERIM FINANCIAL REPORT

Overview

      W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and may offset fluctuations in revenue.

      Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

      Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

      Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense for the year ended December 31, 2002 was approximately 24% of adjusted operating profit. It is currently anticipated that compensation expense for the year ending December 31, 2003 will be approximately 24%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

      Research and administration expenses include research, travel and entertainment, communications, information technology systems support and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars and marketing related travel and operational expenses.

      Other operating expenses include professional fees consisting of auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

      All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

      Operating Results

Three Months Ended September 30, 2003 as Compared to Three Months Ended September 30, 2002

      Assets Under Management

      Assets under management were slightly more than $8.0 billion at September 30, 2003, relatively unchanged from approximately $8.0 billion at June 30, 2003. Assets under management were approximately $7.3 billion at September 30, 2002, a decrease of approximately $1.0 billion or 12.1%, from approximately $8.3 billion at June 30, 2002.

      The following table sets forth the total net flows of assets under management for the three months ended September 30, 2003 and 2002, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                         Three Months Ended
                                                            September 30,
                                                      =======================
                                                         2003          2002
                                                      ========       ========
            Existing Accounts:
              Contributions                           $    256       $    246
              Withdrawals                                 (274)          (233)
                                                      --------       --------
            Net Flows of Existing Accounts                 (18)            13
                                                      --------       --------
            Publicly Available Funds:
              Contributions                                 51            130
              Withdrawals                                  (32)           (93)
            Direct Accounts Opened                          70             51
            Direct Accounts Closed                         (55)           (88)
                                                      --------       --------
            Net New Flows                                   34              0
                                                      --------       --------
            Net Flows of Assets Under Management      $     16       $     13
                                                      ========       ========

      Revenues

      Revenues were $29.7 million for the third quarter of 2003, a decrease of $4.9 million or 14.1% from $34.5 million earned for the third quarter of 2002. The changes were due to a $1.3 million or 5.0% decrease in fee revenue, a $3.5 million or 43.0% decrease in commission revenue and a $0.1 million or 11.9% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.21% for the quarter ended September 30, 2003 as compared to 1.23% for the quarter ended September 30, 2002. The decrease was due to a slight change in client account mix due to larger accounts subject to our fee break. The decrease in commission revenue was primarily due to lower levels of trading volume during the third quarter of 2003 as compared with the higher levels of trading volume experienced in the third quarter of 2002. Interest and other revenues decreased $0.1 million primarily due to lower equity income from our unconsolidated affiliates, lower cash balances during the third quarter of 2003 reflecting our share repurchases in 2002, lower interest earned on our cash balances due to prevailing market rates and lower interest earned on shareholders' loans.

      Expenses

      Expenses, excluding income taxes, decreased approximately $2.6 million, or 13.6%, to $16.2 million for the third quarter of 2003, from $18.8 million in the same period of the prior year. The decrease was due to changes in operating expenses, including a decrease in variable expenses of $0.2 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease in commissions, clearance and trading of $0.6 million, which vary with account activity, and a decrease in employee compensation and benefits of $0.8 million due to a decrease in adjusted operating profit. Additionally, research and administration expenses decreased $0.4 million and marketing expenses decreased $0.5 million, all due to slightly lower costs for the quarter.

      Our income tax expense decreased $0.3 million, to $1.5 million, for the third quarter of 2003, from $1.8 million in the same period of the prior year. The effective tax rate was approximately 11% of income before taxes for both periods.

      Net Income

      Net income for the quarter ended September 30, 2003 decreased $2.0 million, or 14.5%, to $12.0 million, from $14.0 million in the third quarter of the prior year as a result of the items described above.

Nine Months Ended September 30, 2003 as Compared to Nine Months Ended September 30, 2002

      Assets Under Management

      Assets under management were approximately $8.0 billion at September 30, 2003, an increase of approximately $0.3 billion or 3.9% from approximately $7.7 billion at December 31, 2002. Assets under management were approximately $7.3 billion at September 30, 2002, a decrease of approximately $1.9 billion or 20.7%, from approximately $9.2 billion at December 31, 2001.

      The following table sets forth the total net flows of assets under management for the nine months ended September 30, 2003 and 2002, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                         Nine Months Ended
                                                            September 30,
                                                      ========================
                                                        2003           2002
                                                      ========       ========
            Existing Accounts:
              Contributions                           $    659       $    686
              Withdrawals                                 (664)          (671)
                                                      --------       --------
            Net Flows of Existing Accounts                  (5)            15
                                                      --------       --------
            Publicly Available Funds:
              Contributions                                139            331
              Withdrawals                                 (113)          (196)
            Direct Accounts Opened                         241            213
            Direct Accounts Closed                        (411)          (390)
                                                      --------       --------
            Net New Flows                                 (144)           (42)
                                                      --------       --------
            Net Flows of Assets Under Management      $   (149)      $    (27)
                                                      ========       ========

      Revenues

      Revenues were $89.5 million for the nine months ended September 30, 2003 a decrease of $18.8 million or 17.4% from $108.3 million earned for the nine months ended September 30, 2002. The changes were due to a $13.0 million or 15.6% decrease in fee revenue, a $5.0 million or 22.1% decrease in commission revenue and a $0.8 million or 29.8% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.22% for the nine months ended September 30, 2003 as compared to 1.23% for the nine months ended September 30, 2002. The decrease was due to a slight change in client account mix due to larger accounts subject to our fee break. The decrease in commission revenue was primarily due to lower levels of trading volume during the nine months ended September 30, 2003 as compared with the higher levels of trading volume experienced in the nine months ended September 30, 2002. Interest and other revenues decreased $0.8 million primarily due to lower equity income from our unconsolidated affiliates, lower cash balances during the nine months ended September 30, 2003 reflecting our share repurchases in 2002, lower interest earned on our cash balances due to prevailing market rates and lower interest earned on shareholders' loans.

      Expenses

      Expenses, excluding income taxes, decreased approximately $4.0 million, or 7.0%, to $52.8 million for the nine months ended September 30, 2003, from $56.8 million in the same period of the prior year. The decrease was due to changes in operating expenses, including a decrease in variable expenses of $1.2 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease of $0.9 million in commissions, clearance and trading costs, which vary with account activity, a decrease of $1.8 million in employee compensation and benefits due to a decrease in adjusted operating profits and a decrease in marketing of $0.5 million. This was partially offset by an increase of $0.5 million in other operating expenses primarily due to higher costs of various operating expenses and an increase in professional fees.

      Our income tax expense decreased $1.5 million, to $3.8 million, for the nine months ended September 30, 2003, from $5.3 million in the same period of the prior year. The effective tax rate was approximately 10.4% of income before taxes for both periods.

      Net Income

      Net income for the nine months ended September 30, 2003 decreased $13.3 million, or 28.8%, to $32.8 million, from $46.1 million in the same period of the prior year as a result of the items described above.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable lease agreements and has contingent commitments as disclosed in the notes to the condensed consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of September 30, 2003:

                             Contractual Obligations
                                  (in millions)

                                       Remaining 2003       2004-2005     2006-2007      2008-Thereafter      Total
                                       ==============       =========     =========      ===============      =====
Long-Term Debt(1)                           $0.2              $1.5           $1.7            $13.8            $17.2
Minimum Rental Commitments                  $0.6              $5.5           $5.2            $ 6.7            $18.0

(1) See Note 6 to the condensed consolidated financial statements for additional information.

                             Contingent Commitments
                                  (in millions)

                                                            Amount of Commitment Expiration Per Period
                                                            ==========================================
                                                 2003       2004-2005     2006-2007      2008-Thereafter      Total
                                                 ====       =========     =========      ===============      =====
Commitments under letters of credit(2)             --         $1.2            --              $0.7             $1.9

(2) See Note 7 to the condensed consolidated financial statements for additional information.

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the U.S. Securities and Exchange Commission and the U.K. Financial Services Authority (and the former

Investment Management Regulatory Organisation Limited), respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

      In 1998, WPS Aviation, a limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. GECC financed the aircraft with 10-year, amortizing loans. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

      On July 10, 2003, WPS Aviation entered into a 10-year amortizing loan agreement with GECC to continue to finance its obligations under the Challenger Purchase Agreement. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations.

      We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

                                    EXHIBITS

      See press release attached hereto dated October 30, 2003 regarding the Company's financial results for the third quarter of 2003.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           W.P. STEWART & CO., LTD.


Date: November 14, 2003                    By: /s/ Rocco Macri
                                               ---------------------------------
                                               Name: Rocco Macri
                                               Title: Deputy Managing Director -
                                                      Chief Financial Officer


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